FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of August 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on August 9, 2007 after the announcement of Registrant’s results for the quarter ending June 30, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 16, 2007

CONFERENCE CALL SCRIPT
9 August 2007

Ayelet Shaked

Good morning and good afternoon. Thank you for joining us today for Gilat’s second quarter 2007 results conference call. Before we get started I’d like to remind everyone that today’s call contains forward looking statements. Such forward looking statements involve risks and uncertainties. The actual results may differ materially from such forward looking statements. Gilat Satellite Networks Ltd. does not undertake to publicly or privately update or revise its forward looking statements even if experience or future changes make it clear that any projected results, expressed or implied, will not be realized.

That said, on the call this morning is Gilat’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg and Tal Payne, Chief Financial Officer. Amiram?

Amiram

Thank you, Ayelet. Good day everyone.

For today’s call, I will go over our business highlights for the second quarter, key financial indicators, and market trends.

After this, Tal will take you through the detailed financial results and then I’ll summarize. We will open the floor for questions right after this.

Gilat has had another strong quarter in Q2 2007 with good results and improvements in all key financial indicators.

Looking at a snapshot of the quarter, we had several important achievements which I will take you through briefly for now. I will elaborate on these later on in the call.

In the US we had a steady quarter with enterprise deals, business continuity, and sales in the government sector.

In the business continuity and disaster recovery segment, we launched a new Digital Telephone Service over Satellite; we announced a backup network connection for the State of Louisiana; and two major contract extensions.

We have also participated in a few new government driven programs.

In Australia, we are experiencing increased demand for our SkyEdge platform. Australia launched a new Government funded program, which builds on the previous Australian Government incentive programs in which the Australian Government provides registered Internet service providers with incentive payments to supply higher bandwidth services in regional, rural and remote areas.

There are also a number of interesting government projects, in Africa, and in Russia in which we are involved. I expect I will elaborate on these further next quarter.

We saw continued demand for universal service projects (or USOs) in the emerging markets. These are projects where, in order to meet Government obligations to provide services to underserved communities, operators choose our SkyEdge network solutions for telephony, fax and Broadband Internet Access. This quarter, we announced a strategic partnership with CJSC Global-Teleport, Russia’s Leading Satellite Service Provider, and we also announced USO contracts in Russia and Kazakhstan.

Moving to the financial indicators summary slide, you can see a trend of sequential improvement in revenues and net income.

Revenues increased from $61 million in the second quarter of 2006 to $70.3 million in this quarter, reflecting a 15 % year over year increase. This is the first time in five years in which our revenues reached over $70 million. Our net income also significantly increased from $2 million in the second quarter of 2006 to $5.5 million in the present quarter on a GAAP basis. Tal will go into more details on our financials a bit later.

Just as a reminder, Gilat operates under three business units: Gilat Network Systems or GNS, an equipment provider to operators world-wide, Spacenet Inc., a service provider in North America, and Spacenet Rural a service provider, primarily in Latin America.

Now, delving into a little more detail on our business this quarter, I will begin with the developed markets;

As we described in previous quarters, we are addressing the growing area of business continuity and disaster recovery applications by providing secondary networks for continuous operations during network failure or natural disasters. Typical customers for such applications are local and state government municipalities and institutions. The typical product for this market is a portable unit often installed on an SUV which is quickly deployed on demand.

During the quarter we introduced a new digital telephone service over satellite for business continuity and emergency response applications. The new Digital Phone service enables customers to make clear digital telephone calls, in addition to receiving business class Internet access, and real-time video over the same high-performance satellite link. Designed for remote locations, mobile command centers or as a backup to existing landline phone services, this Digital Phone is part of a converged communications solution for voice, video, and secure data available in a rapidly deployable satellite package.

As a high-performance choice in satellite communications, this Digital Phone employs the latest generation in satellite optimized voice technologies. Customer voice calls are separated from Internet, data, and video traffic on the network, through special “voice only” channels to ensure call throughput and quality.

Also, during the quarter, we announced that our VSAT services have been deployed as part of an emergency response network by the State of Louisiana. The network, provides high-speed links to backup critical data networks for the state government in case of disaster or other terrestrial connectivity failure. Spacenet’s services provide the State of Louisiana with a high-speed backup network connection to support essential police, emergency response and government applications. The system is installed at a number of fixed data center locations as well as with field-deployable portable kits.

We also announced two network services contract extensions, with Fazoli’s- a leading quick-service Italian restaurant chain operating more than 300 restaurant locations nationwide and with: American Municipal Power Ohio- a non-profit association, representing municipal electric communities in Ohio, Pennsylvania, Virginia, West Virginia and Michigan. Both have been our customers since 2004, and based on their satisfaction with our comprehensive solutions, decided to extend their service contracts. Since the start of 2007, our US subsidiary, Spacenet Inc, has signed 16 renewal contracts for provision of services and has also signed on nine new channel partners.

Moving to the Government segment,

In Australia, during the past couple of years, we have been experiencing an increase in demand for our products and currently have over 16,000 VSATS in operation By the end of the year we expect to reach the milestone figure of 20,000 VSATs installed, primarily driven by Australia’s Government funding programs. We supply equipment to these programs through Optus, one of Australia’s leading telecom operators. As you can see in the graph on the slide in one of the previous programs- the HIBIS program, approximately 27% of the program’s resources were allocated to Satellite solutions, showing the significance of the role which satellite plays in the Australian market, especially in remote areas where the population density is low.

Australia has just launched its 3rd program, the Australian Broadband Guarantee program, pursuant to which the Australian Government is to provide registered Internet service providers with incentive payments to supply higher bandwidth services in regional, rural and remote areas with a guaranteed minimum level of service. We have already received orders from Optus in anticipation of this program’s rollout.

In Africa we are providing a solution which integrates advanced technologies, including Mesh and SCPC, in addition to our wide range of VSATs and a number of hubs to support the network. I expect to elaborate more on this project in the coming quarter.

Now continuing with the emerging markets, during the quarter, we announced a partnership with CJSC Global-Teleport, Russia’s Leading Satellite Service Provider. As Global-Teleport is the largest provider of satellite services for federal government telecommunications projects in Russia, the partnership positions us as a key provider of satellite networks for USO projects throughout the country. Global Teleport has deployed and operates three Gilat hubs which serve several SkyEdge networks. These Hubs are installed in three different teleports located in different parts of the country. . Gilat’s ability to support both mesh and star topologies on the same network has been a major requirement for Russia’s operators, and is a competitive advantage for Gilat.

As a result of the partnership with CJSC Global-Teleport, we noted during the quarter a significant USO project with Sibirtelecom.

We supplied a SkyEdge network, comprising more than 1,200 VSATs, of which 125 are SkyEdge Gateways, to bring telephony and broadband Internet services to remote communities throughout Siberia. The network is being developed by Global Teleport. One of the important requirements for Sibirtelecom was the support of both mesh and star topologies on the same network by Gilat’s SkyEdge hub. Mesh voice calls have better voice quality, lower space segment costs and enable a simpler network architecture that complies with the regulatory requirements in Russia. Star topology is preferred for Internet traffic only. The complete SkyEdge solution will enable Sibirtelecom to provide services of toll-quality telephony and broadband Internet connectivity to the region’s most remote locations. In addition, at Sibirtelecom’s request, Gilat developed an integrated solution to monitor and prevent un-authorized use of telephony traffic from Sibirtelecom’s public payphones.

We also announced our latest activity with Kazakhtelecom, a long- standing customer to whom we are supplying an additional several hundred VSATs to expand their existing broadband satellite network. With this latest deployment, Kazakhtelecom will operate four Gilat satellite hubs and more than 1,600 Gilat VSATs.

In addition to providing network connectivity for business and consumer customers, KT will provide telephony and broadband Internet services to remote communities in Kazakhstan as part of a Universal Service Obligation (USO).

In Latin America, we recently announced that Axesat, one of Colombia’s leading satellite service providers has ordered a SkyEdge broadband satellite network which includes a hub and more than 400 SkyEdge VSATs. With completion of this latest deployment, Axesat will operate more than 2,500 Gilat VSATs nationwide. In some of the sites, subscribers are connected to the VSAT via wireless extension, in a hybrid satellite-wireless network. Axesat deployed a Gilat 360E network in 2003 and has over 2000 sites in operation.

That concludes our business overview. Now I would like to hand over the call to Tal Payne, our CFO, who will review the financials. Tal?

Thank you very much Amiram. Good morning and afternoon everyone.

I would like to share with you our positive second quarter results and provide details of the financials.

Before I’ll go over the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of stock based compensation expenses in the P&L. In our press release, which has been posted on our website, we are presenting GAAP and non-GAAP results and reconciliation tables which highlight this data.

Now, let me share with you the financial highlights for the second quarter of 2007.

Revenues for the second quarter were $70.3 million, compared to $61million in the second quarter of 2006, an increase of 15%. This increase comes mostly from the U.S. and East Europe. In the U.S., primarily from technology upgrades and the expansion of networks. In East Europe, mainly from government and universal service projects. Our bookings in Spacenet this quarter were strong, due to the renewals and technology upgrades which Amiram mentioned earlier. GNS’ bookings were weaker this quarter. We do not consider this a trend as bookings often fluctuate from quarter to quarter.

GAAP net income for the second quarter of 2007 was $5.5 million or 13 cents per diluted share, compared to a net income of $2 million or 9 cents per diluted share for the second quarter of 2006.

Non-cash stock option expenses accounted for $0.4 million in this quarter compared to $1 million in the comparable period of 2006. This decrease represents our tendency to replace option grants with monetary incentives. Non-GAAP net income, excluding non-cash stock option expenses, was $5.9 million in the quarter, or 14 cents per diluted share compared to a net income of $3.1 million or 12 cents per diluted share for the second quarter of 2006.

Our gross margin for the second quarter was approximately 36%, essentially the same as last year.

As a reminder, our gross margin is affected by our mix of products and services, the regions in which we sell, and the size of the transactions.

Net R&D expenses increased from $3.2 million in Q2 2006 to $3.5 million this quarter, as a result of headcount growth offset partially by an increase in grants. $0.5 million of the grants approved and recognized this quarter relate to a work performed over the last six months.

Our operating income for the quarter on a GAAP basis totaled $4.4 million, up from $3.3 million in the second quarter of 2006, representing a 35% increase.

Our net financial income for this quarter was $1.3 million, compared to financial expenses of $0.8 million in the same quarter in 2006. The transition from financial expenses to income is attributed mainly to York’s conversion of its loan on September 30, 2006 and the increase of our cash balances due to the December public offering and our positive cash flow.

At the end of the quarter, our cash balances, including marketable securities and restricted cash amounted to $192.4 million. During this quarter we generated $2.2 million from operating activity. Also this quarter, we released $3.4 million of restricted cash, due to improved terms and conditions with our banks. Our trade receivables at the end of the quarter were $36.9 million, representing DSOs of less than 60 days. Inventories were reduced to $21.5 million, down from $22.4 million at the end of the previous quarter.

All in all, we are pleased with the financial results we posted this quarter.

That concludes my remarks. I will now turn the call back to Amiram.

Amiram:

Thank you Tal,

That concludes our review of the quarter. We would now like to open the floor for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Thomas Watts, Cowen and Company.

Thomas Watts – Cowen and Company – Analyst

Congratulations, Amiram and Tal. It’s a very nice quarter. Your guidance for the year is double-digit EPS gains. It says that you’ve won a lot of contracts. You’ve been able to increase revenues and earnings sequentially every quarter. Should we be able to look for sequential increases for the two remaining quarters of the year?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Well, you know us by now. I don’t think that we would like to change the guidance for the year You know, we will obviously do our best. But I don’t think we would like to change the guidelines.

Thomas Watts – Cowen and Company – Analyst

And then it looks like there were some working capital increases during the course of the quarter. And receivables went up at least by a few days sales. Was there anything special happening there? Will we see those come down in future quarters?

Tal Payne – Gilat Satellite Networks Ltd. – CFO

We say it’s really – if you remember when we talked about payment terms in different regions, we said that emerging markets were with new customers. We will offer and will request for downpayment or mostly downpayments while if we have sales in the US or developed market or even in emerging markets but with existing customers that have credit lines, then the payment there will be longer, like 30 days or 60 days. So, you can see the increase in AR mainly resulted from the increase in sales this quarter coming from the US region.

Thomas Watts – Cowen and Company – Analyst

Then also, Mivtach Shamir had put a press release out that they had raised their offer to $11. Are there any further developments? Are there continuing discussions there or is that dead at this point?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

I think you know the answer, Tom. We confirmed in our last conference call that we had received the Mivtach Shamir offer. We did this only because this information was publicly announced by Mivtach Shamir. Besides what we said at the time, we do not comment further on any offers or market rumors about offers. So, this kind of stayed [untucked].

Thomas Watts – Cowen and Company – Analyst

Again, great job of the progress.

Operator

Larry Harris, Oppenheimer

Larry Harris – Oppenheimer – Analyst

And if I could add my congratulations for the quarter. In respect to what you’re doing in Australia, I know Australia is looking to do significant WiMAX developments. Do you see what you’re doing as being competition for the WiMAX deployment or do you see that as being complementary?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Most probably complementary. Because one technology [rule] will give you a solution for the last say 1 to 10 miles. So if you have 1 to 10 miles distance from the site, you have brought them into the taxes, then you could do the last hop of the 1 to 10 miles with WiMAX technologies.

If you look at the map of Australia, you’ll find that the government is trying to promote and support Internet access in the remote areas when there is no WiMAX in existence. There is no Internet access in existence in distances higher than 1 mile or 10 miles. So, I would think that it could be complementary in the terms that we could probably best haul to WiMAX base stations. And we will still be giving direct connection to the remote rural areas where they are fairly far from any Internet connectivity.

Larry Harris – Oppenheimer – Analyst

I noticed that you focused on – today the business continuity and disaster recovery area. That’s the State of Louisiana has picked up the Cisco-based product and also other opportunities. Are you seeing a pickup or an acceleration in terms of demand for the product that you’ve developed with Cisco?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Let me put it this way. Currently – and I think through most of the year, we will be deploying mostly a small number of sites for mostly disaster recovery applications using the Cisco products. At a later stage when business continuity picked up more, I think we will find the Cisco products in regular “business continuity” projects as well.

There is a differentiator in the sense that the Cisco product is very nicely, neatly integrated into the year all routing and into the terrestrial network while the stand-alone VSATs requires kind of some integration and less need of a solution. But, as [buildings] continue, it will become more popular. I guess you’ll see more Cisco solutions going into this niche as well.

Larry Harris – Oppenheimer – Analyst

I understand. Thank you.

Operator

Jonathan Ho, William Blair.

Jonathan Ho – William Blair – Analyst

Great Quarter. Can you give us just a little bit more color on maybe the sustainability of strength that you’re seeing in the US market right now?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Big question is I don’t know. I think we’ve kind of hinted that it was a good quarter for Spacenet. You know, I think it’s still premature to say whether business continuity will pick up big time yes or no. We don’t really know. But we’re trying to find some ways to go for more a governmental – civilian governmental type of projects and Louisiana was just kind of an interesting example. There are others.

And you know, in parallel to that there is some sustainability in the business because we have so many renewals. As we have said, we have 16 contract renewals since the beginning of the year. And we’ve signed quite many channel partners that are distributing the small-medium enterprise products that we have, the Connexstar service. So all these are good signs.

This was I would say a uniquely good quarter for Spacenet. I hope it will proceed but it’s still premature to say whether it’s kind of a clear trend.

Jonathan Ho – William Blair – Analyst

Can you also talk a little bit about what you guys are seeing in terms of the USF trends? Are those continuing to kind of accelerate this year?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

I'm not sure I understood the question. Excuse me.

Jonathan Ho – William Blair – Analyst

Can you just talk a little bit about the Universal Service Fund trends and whether those are accelerating this year?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Universal service – governments are pushing communication to the rural areas in one of two ways, either they obligate the operators by Universal Service Obligation or they collect the funds and then subsidize projects.

In Australia, you might call it’s like Universal Service Fund as much. They haven’t really created the funds that way. They’ve just allocated the budget for this mission. The last program I think is AUD 150 million the last time we said – announced.

So, usually it’s very a slow move for government to decide whether they are for USO or USF. In other countries, we definitely see significant USF budgets, where USF budget wasn’t [experienced from] before. For example, we see that in Peru and Colombia where we operate, not necessarily we operate – we participate in all these bids. Sometimes, we try to sell our equipment to other bidders or to sell our services to other bidders but that trend is definitely continuing.

Jonathan Ho – William Blair – Analyst

My last question is, how should we kind of think about the tax rate going forward? I know there’s a lot of kind of geographic things that are hard to predict. But how do you guys look at that for the balance of the year?

Tal Payne – Gilat Satellite Networks Ltd. – CFO

In the beginning of the year, we said we expect to have approximately $2 million in tax expenses. We actually experienced lower levels of taxes because of the different distribution in that sense. I would keep the same levels can be 0.5 a quarter, sometimes $300,000, sometimes 700, depend on the special quarter. But all-in-all, nothing material has changed.

Operator

(Operator Instructions). Mark Seavy, Warren Communications.

Mark Seavy – Warren Communications – Analyst

I just had a quick question. I was trying to get an update as far as StarBand goes. How many subscribers do they have at this point and how that business has been progressing?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

StarBand has been now merged into Spacenet. And as a trend what we’re trying to do is we try to focus more on the higher end of the market, meaning more on small office, home office, small-medium enterprise and this kind.

But rough number of subscribers that StarBand currently has is about 25,000 or so. Some of them are SOHO and some of them are regular consumers. But as you are aware, there are still very significant initiatives in the US which are very much focused on consumer. One is Usenet and the other one is WildBlue. And it’s actually a big focus for both [use] and ViaSat while supplying their equipment to WildBlue. We’re trying to focus more on the higher end of the market in SOHO, small-medium enterprise and obviously the enterprise market itself.

Mark Seavy – Warren Communications – Analyst

In that 25,000, is it a fairly even split between consumer and SOHO?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

I’m not sure I know the answer. I would think that we still have more consumers than SOHO.

Mark Seavy – Warren Communications – Analyst

Then just last thing. Is ViaSat providing you with the equipment for that as well? Are they the equipment supplier there?

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

You mean in StarBand

Mark Seavy – Warren Communications – Analyst

For StarBand yes, I’m sorry.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

No, no. In StarBand, we use the Gilat equipment, our equipment.

Mark Seavy – Warren Communications – Analyst

Your own equipment, okay.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Yes, definitely.

Operator

There are no further questions this time. Before I ask Mr. Levinberg to go ahead with his closing statements, I would like to remind the participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-877-456-0009. In Israel, please call 03-925-5937. Internationally, please call 972-3-925-5937.

At this time, we have an additional question from Jonathan Half, ION Asset Management. Please go ahead, sir.

Jonathan Half – ION Asset Management – Analyst

I hope people stayed on the line. But maybe it doesn’t matter. Thanks for taking my question and also congratulations on the good execution. I just wanted to have a quick follow-up on the Mivtach Shamir offer. I was wondering what your legal obligation was in terms of responding to that offer or making your response public at all and what the timeframe was on that, if any.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

You know, Jonathan, the answer is the same. Really backed by our legal advisers if you like, the only reason that we made it public was that we have received it by then. And then, they had to announce it based on the law here in Israel and we actually approved that. Besides what we said at the time, we just do not comment further on any proposal or market rumors because there could be so many of them. And we don’t think it is a good thing to comment on any of them.

Jonathan Half – ION Asset Management – Analyst

The only thing is it is not a market rumor. You confirmed it. I’m just asking in terms of legality of things where we can just sort of let this go now forever or you have some sort of timeframe where you have to address it. It’s more maybe a legal question rather than a Gilat-specific question.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

You know, the legal advice that I received is that no, there’s no obligation we will ever discuss this matter if it is not required. So, you know that might be put into bed or might be rediscussed [after] the requirements from us to disclose or to publish anything like that. So the fact that we have confirmed that this letter has been received doesn’t mean that we have any obligation to refer to that again.

Jonathan Half – ION Asset Management – Analyst

Just another question. Just if I do my math correctly, I calculate you are currently trading at roughly an easy EBITDA of anywhere between three and four times the current run rate of EBITDA. That’s if I include the roughly $40 million to $50 million in real estate that you own.

You’re sitting on quite a bit of cash. I’m not familiar with any company or with your technology, your growth that is trading at that sort of multiple of three to four times. I was wondering if you are considering doing any sort of actions, such as a share buyback or anything else that you have in your power to maybe rectify that or improve the share price. Or, maybe my math is incorrect and you can tell me so.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

We can take the off – the math with you off-line if you like. That, we don’t like really to do in a call. But, generally speaking, all options are open. And we have indicated in the past that we are considering maybe going to an acquisition should we find the right opportunity or we may when we do anything else. So we really keep all our options open and understand exactly where you’re coming from, not really related to the specific kind of good calculation you did over the phone, which I will be happy to do with you in another call if you like.

Jonathan Half – ION Asset Management – Analyst

Good luck going forward.

Operator

Mr. Levinberg, you may now go ahead with your concluding statements.

Amiram Levinberg – Gilat Satellite Networks Ltd., Chairman, CEO

Once again, I would like to thank you for joining us for this quarter’s call. Good day and goodbye. Thank you and goodbye.

Operator

Thank you. This includes Gilat Satellite Networks limited second quarter 2007 results conference call. Thank you for your participation. You may go ahead and disconnect.

So once again, I’d like to thank you for joining us for this quarter’s call. Good afternoon and good bye.